Exhibit 99.1

Mobilicom Completes Share Buyback

Shoham, Israel — 27 April 2023 — Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) a provider of cybersecurity and robust solutions for drones, robotics, and autonomous platforms, is pleased to announce the completion of its small parcel share buyback for shareholders who hold less than A$500 worth of fully paid ordinary shares (Small Parcels) of Mobilicom shares listed on the Australian Securities Exchange (ASX).

The Sale Facility was announced on 1 March 2023 allowing those shareholders who hold less than A$500 of Shares to sell their Shares cost effectively without incurring brokerage or other transaction costs, while also assisting the Company to reduce the costs associated with servicing smaller shareholdings.

Under the ASX Listing Rules any shareholding valued at less than A$500 is considered to be a less than a “marketable parcel” of shares. This means that any shareholder who held 55,556 or less Shares in Mobilicom (Eligible Shareholders), which at 7.00pm (AEDT) on 28 February 2023 (Record Date) had a closing price of A$0.009 (0.9 cent) per share (Small Holdings Buy-back Price), was regarded as holding a small parcel of shares as at that date.

In accordance with the Corporations Act, the Company did not require shareholder approval for the Small Parcel buy-back. Eligible Shareholders were entitled to opt out of the Small Parcel buy-back by 5.00pm (Melbourne time) on Tuesday, 18 April 2023 (Closing Date).

The final number of shares bought back under the Facility was 4,602,972 ordinary shares comprising 275 shareholders, which represents approximately 64% of eligible shareholders.

This reduces the number of MOB shareholders to approximately 275 and decreases administration costs associated with maintaining a large number of relatively small holdings on its share register.

The shares bought back under the Facility have been cancelled at a cost to MOB of approximately $30,702, being $0.00667 per share. Payment of the proceeds will be dispatched to participating shareholders on 27 April 2023 to the bank account registered with the share registry or otherwise by cheque.

An Appendix 3H (notice of cessation of securities) accompanies this announcement in accordance with ASX Listing Rule requirements. ASIC is also being updated in relation to the share capital change.

- Ends

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages includes outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com